Exhibit 99.1

CRONOS GROUP INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2019 and September 30, 2018

(in thousands of Canadian dollars)

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and September 30, 2018

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2019 and December 31, 2018
(in thousands of CDN $)

	Notes	As at September 30, 2019	As at December 31, 2018
Assets
Current assets
Cash and cash equivalents	23(a)	$1,475,459	$32,634
Short-term investments	23(a)	517,064	-
Interest receivable	23(a)	3,829	-
Accounts receivable	23(a)	12,655	4,163
Sales taxes receivable		4,624	3,419
Current portion of loans receivable	7,23(a)	6,083	314
Prepaid expenses and other assets		11,742	3,876
Biological assets	4	2,101	9,074
Inventory	4	52,865	11,584
Total current assets		2,086,422	65,064
Advances to joint ventures	5,23(a)	26,367	6,395
Net investments in equity accounted investees	5	1,389	4,038
Other investments	6	-	705
Loans receivable	7,23(a)	44,082	-
Property, plant and equipment	9	216,277	171,720
Right-of-use assets	3,12	7,957	171
Intangible assets	10	96,047	11,234
Goodwill	8,10	284,227	1,792
Total assets		$2,762,768	$261,119

Liabilities
Current liabilities
Accounts payable and other liabilities	23(b)	57,722	15,372
Holdbacks payable	23(b)	-	7,887
Government remittances payable	23(b)	738	1,123
Current portion of lease obligations	3,12,23(b)	420	41
Construction loan payable	13,23(b)	-	20,951
Derivative liabilities	14,23(b)	545,514	-
Total current liabilities		604,394	45,374
Lease obligations	3,12,23(b)	7,744	119
Due to non-controlling interests	11,23(b)	2,378	2,136
Deferred income tax liability	21	77	1,850
Total liabilities		$614,593	$49,479
Shareholders' equity
Share capital	15(a)	693,620	225,500
Share-based reserve	16	11,808	7,789
Retained earnings (accumulated deficit)		1,443,382	(22,715)
Accumulated other comprehensive (loss) income		(98)	930
Total equity attributable to shareholders of Cronos Group		2,148,712	211,504
Non-controlling interests	3,11	(537)	136
Total shareholders' equity		2,148,175	211,640
Total liabilities and shareholders' equity		$2,762,768	$261,119

Commitments and contingencies	20
Subsequent events	27

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Approved on behalf of the Board of Directors:

"Michael Gorenstein"	"James Rudyk"
Director	Director

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and nine months ended September 30, 2019 and September 30, 2018
(in thousands of CDN $, except share and per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2019	2018	2019	2018
Gross revenue	17	$13,339	$3,760	$31,111	$10,099
Excise taxes		(639)	-	(1,704)	-
Net revenue		12,700	3,760	29,407	10,099
Cost of sales
Cost of sales before fair value adjustments		7,432	1,688	15,178	4,509
Gross profit before fair value adjustments		5,268	2,072	14,229	5,590
Fair value adjustments
Unrealized change in fair value of biological assets	4	10,015	(1,533)	(7,562)	(11,108)
Realized fair value adjustments on inventory sold in the period		14,617	1,511	21,896	6,330
Total fair value adjustments		24,632	(22)	14,334	(4,778)
Gross profit (loss)		(19,364)	2,094	(105)	10,368
Operating expenses
Sales and marketing		6,057	598	12,915	1,548
Research and development		3,439	-	8,072	-
General and administrative		21,270	4,820	46,057	11,500
Share-based payments	16	3,125	1,223	5,864	2,947
Depreciation and amortization	9,10,12	907	330	2,052	938
Total operating expenses		34,798	6,971	74,960	16,933
Operating loss		(54,162)	(4,877)	(75,065)	(6,565)
Other income (expense)
Interest income (expense)		11,703	(62)	26,954	(121)
Financing and transaction costs		(8,031)	-	(42,097)	-
Gain on revaluation of derivative liabilities	14	835,079	-	1,535,405	-
Gain on revaluation of financial liabilities	16(d)	194	-	194	-
Share of (loss) income from equity accounted investees	5	(746)	20	(2,001)	64
Gain on disposal of Whistler	5	-	-	20,606	-
Gain on other investments	6	-	-	924	221
Total other income (expense)		838,199	(42)	1,539,985	164
Income (loss) before income taxes		784,037	(4,919)	1,464,920	(6,401)
Deferred income tax (recovery) expense	21	(3,959)	2,352	(1,737)	1,197
Net income (loss)		$787,996	$(7,271)	$1,466,657	$(7,598)
Net income (loss) attributable to:
Cronos Group		$788,368	$(7,210)	$1,467,314	$(7,537)
Non-controlling interests	11	(372)	(61)	(657)	(61)
		$787,996	$(7,271)	$1,466,657	$(7,598)
Other comprehensive income (loss)
Gain (loss) on revaluation or disposal of other investments	6,21	$(300)	$233	$(197)	$237
Foreign exchange gain (loss) on translation of subsidiaries	2(a),11	(755)	3	(843)	3
Total other comprehensive income (loss)		(1,055)	236	(1,040)	240
Comprehensive income (loss)		$786,941	$(7,035)	$1,465,617	$(7,358)
Comprehensive income (loss) attributable to:
Cronos Group		$787,327	$(6,975)	$1,466,286	$(7,298)
Non-controlling interests	11	(386)	(60)	(669)	(60)
		$786,941	$(7,035)	$1,465,617	$(7,358)
Earnings (loss) per share
Basic	18	$2.33	$(0.04)	$4.92	$(0.04)
Diluted	18	$0.53	$(0.04)	$1.22	$(0.04)
Weighted average number of outstanding shares
Basic	18	338,957,949	177,483,122	297,964,058	170,097,232
Diluted	18	369,268,672	177,483,122	333,618,691	170,097,232

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2019 and September 30, 2018
(in thousands of CDN $, except number of share amounts)

					Share-based reserve			Retained	Accumulated
	Notes	Number of shares	Share capital	Shares to be issued	Warrants	Stock options	Restricted stock units	earnings (accumulated deficit)	other comprehensive income (loss)	Non-controlling interests	Total
Balance at January 1, 2019 as previously reported		178,720,022	$225,500	$-	$1,548	$6,241	$-	$(22,715)	$930	$136	$211,640
Adoption of IFRS 16	3	-	-	-	-	-	-	(68)	-	(4)	(72)
Balance at January 1, 2019 as restated		178,720,022	225,500	-	1,548	6,241	-	(22,783)	930	132	211,568
Shares issued	15(a)	154,917,740	408,516	-	-	-	-	-	-	-	408,516
Share issuance costs	15(a)	-	(5,007)	-	-	-	-	-	-	-	(5,007)
Warrants exercised	16(a)	7,390,961	2,709	-	(794)	-	-	-	-	-	1,915
Vesting of options	16(b)	-	-	-	-	5,018	-	-	-	-	5,018
Options exercised	16(b)	8,217	36	-	-	(12)	-	-	-	-	24
Share appreciation rights exercised	16(b)	161,870	439	-	-	(439)	-	(1,149)	-	-	(1,149)
Vesting of restricted stock units	16(c)	-	-	-	-	-	246	-	-	-	246
Top-up Rights exercised	14(c),15(c)	2,565,397	61,427	-	-	-	-	-	-	-	61,427
Net income (loss)		-	-	-	-	-	-	1,467,314	-	(657)	1,466,657
Other comprehensive income (loss)		-	-	-	-	-	-	-	(1,028)	(12)	(1,040)
Balance at September 30, 2019		343,764,207	$693,620	$-	$754	$10,808	$246	$1,443,382	$(98)	$(537)	$2,148,175

Balance at January 1, 2018		149,360,603	$83,559	$-	$3,364	$2,289	$-	$(3,724)	$880	$-	$86,368
Shares issued	15(a)	15,677,143	146,032	-	-	-	-	-	-	-	146,032
Share issuance costs		-	(9,479)	-	-	-	-	-	-	-	(9,479)
Shares to be issued		-	-	17	-	-	-	-	-	-	17
Warrants exercised	16(a)	13,114,336	4,616	-	(1,816)	-	-	-	-	-	2,800
Vesting of options	16(b)	-	-	-	-	2,947	-	-	-	-	2,947
Options exercised	16(b)	366,638	721	-	-	(154)	-	-	-	-	567
Share appreciation rights exercised	16(b)	181,726	100	-	-	(100)	-	-	-	-	-
Non-controlling interests arising from Cronos Israel		-	-	-	-	-	-	-	-	371	371
Net loss		-	-	-	-	-	-	(7,537)	-	(61)	(7,598)
Other comprehensive income		-	-	-	-	-	-	-	239	1	240
Balance at September 30, 2018		178,700,446	$225,549	$17	$1,548	$4,982	$-	$(11,261)	$1,119	$311	$222,265

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2019 and September 30, 2018
(in thousands of CDN $)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2019	2018	2019	2018
Operating activities
Net income (loss)		$787,996	$(7,271)	$1,466,657	(7,598)
Items not affecting cash and cash equivalents:
Unrealized change in fair value of biological assets	4	10,015	(1,533)	(7,562)	(11,108)
Realized fair value adjustments on inventory sold in the period		14,617	1,511	21,896	6,330
Share-based payments	16	3,125	1,223	5,864	2,947
Depreciation and amortization	9,10,12	907	330	2,052	938
Depreciation relieved on inventory sold	22	1,566	145	2,164	361
Gain on revaluation of derivative liabilities	14	(835,079)	-	(1,535,405)	-
Gain on revaluation of financial liabilities	16(d)	(194)	-	(194)	-
Share of loss (income) from equity accounted investees	5	746	(20)	2,001	(64)
Gain on disposal of Whistler	5	-	-	(20,606)	-
Gain on other investments	6	-	-	(924)	(221)
Deferred income tax (recovery) expense	21	(3,959)	2,352	(1,737)	1,197
Foreign exchange loss (gain)		822	2	914	(10)
Net changes in non-cash working capital	22	(6,996)	(9,377)	(37,537)	(26,039)
Cash and cash equivalents used in operating activities		(26,434)	(12,638)	(102,417)	(33,267)
Investing activities
Maturity (purchase) of short-term investments, net		227,872	-	(517,064)	-
Advances to joint ventures	5	93	(2,674)	(21,200)	(2,674)
Investments in equity accounted investees	5	-	(201)	(2,200)	(201)
Proceeds from sale of other investments	6	-	-	26,078	967
Payment to exercise ABcann warrants	6	-	-	-	(113)
Advances on loans receivable	7	(27,450)	-	(43,800)	-
Proceeds from repayment of loans receivable	7	314	-	314	-
Purchase of property, plant and equipment	8	(22,055)	(34,229)	(49,954)	(71,896)
Purchase of intangible assets	9	(137)	(125)	(765)	(294)
Acquisition of Redwood	8	(301,368)	-	(301,368)	-
Cash assumed on acquisition	8,11	3,922	1,304	3,922	-
Cash and cash equivalents used in investing activities		(118,809)	(35,925)	(906,037)	(74,211)
Financing activities
Advance from non-controlling interests	11	129	-	242	-
Repayment of lease obligations	12	(336)	-	(552)	-
Repayment of construction loan payable	13	-	-	(21,311)	-
Payment of accrued interest on construction loan payable	13	-	-	(121)	(185)
Proceeds from Altria Investment	14,15(a)	-	-	2,434,757	-
Proceeds from share issuance	15(a)	-	-	-	146,993
Share issuance costs	15(a)	(5)	(35)	(5,007)	(9,479)
Proceeds from exercise of warrants and options	16(a),16(b)	7	471	1,939	2,423
Withholding taxes paid on share appreciation rights	16(b)	(33)	-	(1,149)	-
Proceeds from exercise of Top-up Rights	14(c),15(a)	40,860	-	41,688	-
Cash and cash equivalents provided by financing activities		40,622	436	2,450,486	139,752
Net change in cash and cash equivalents		(104,621)	(48,127)	1,442,032	32,274
Cash and cash equivalents - beginning of period		1,579,231	89,609	32,634	9,208
Effects of foreign exchange on cash and cash equivalents		849	-	793	-
Cash and cash equivalents - end of period		$1,475,459	$41,482	$1,475,459	$41,482

Supplemental cash flow information
Interest paid		$77	189	$829	684
Interest received		2,402	-	12,456	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

1.	Nature of business

Cronos Group Inc. ("Cronos Group" or the "Company") was incorporated under the Business Corporations Act (Ontario). Cronos Group is a public corporation, with its head office located at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3. The Company's common shares are listed on the Nasdaq Global Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the ticker symbol "CRON".

Cronos Group is an innovative global cannabinoid company, with an international supply chain and distribution across five continents. The Company is engaged in the cultivation, manufacturing, and marketing of cannabis and cannabis-derived products for the medical and adult-use markets. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group's brand portfolio includes PEACE NATURALS™, a global health and wellness platform, two adult-use brands, COVE™ and Spinach™, and Lord Jones™, a hemp-derived cannabidiol ("CBD") personal care brand. The Company operates two wholly-owned license holders ("License Holders") under the Cannabis Act (Canada) and its relevant regulations (the "Cannabis Act"). The Company's License Holders are Peace Naturals Project Inc. ("Peace Naturals"), which has production facilities near Stayner, Ontario, and Original BC Ltd. ("OGBC"), which has a production facility in Armstrong, British Columbia.

Cronos Group has also established five strategic joint ventures in Canada, Israel, Australia, and Colombia. One of these strategic joint ventures is considered a subsidiary for financial reporting purposes, refer to Note 11.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and September 30, 2018 have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting. The accounting policies adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The Company applied, as of January 1, 2019, International Financial Reporting Standard ("IFRS") 16, Leases and Interpretation of the IFRS Interpretations Committee ("IFRIC") 23, Uncertainty over income tax treatments. As required by IAS 34, the nature and effect of these changes are disclosed in Note 3.

These unaudited condensed interim consolidated financial statements do not conform in all respects to the requirements of IFRS as issued by the International Accounting Standards Board ("IASB") for annual financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's December 31, 2018 audited annual consolidated financial statements and notes.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the "Board") on November 11, 2019.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

2.	Basis of presentation (continued)

(a)	Basis of consolidation

These unaudited condensed interim consolidated financial statements are comprised of the financial results of the Company and its wholly-owned subsidiaries, which are the entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. The Company consolidates the financial results of the following entities, which the Company controls:

Subsidiaries	Jurisdiction of incorporation	Incorporation date	Ownership interest
Cronos Israel G.S. Cultivations Ltd. (i)	Israel	February 4, 2018	70%
Cronos Israel G.S. Manufacturing Ltd. (i)	Israel	September 4, 2018	90%
Cronos Israel G.S. Store Ltd. (i)	Israel	June 28, 2018	90%
Cronos Israel G.S. Pharmacies Ltd. (i)	Israel	February 15, 2018	90%

(i)			These Israeli entities are collectively referred to as "Cronos Israel".

In the unaudited condensed interim consolidated statements of operations and comprehensive income (loss), net income (loss) and other comprehensive income (loss) are attributed to the equity holders of the Company and to the non-controlling interests. Non-controlling interests in the equity of Cronos Israel are presented separately in the shareholders' equity section of the unaudited condensed interim consolidated statements of financial position and the unaudited condensed interim consolidated statements of changes in equity.

(b)	Investments in equity accounted investees

Investees in which the Company has significant influence or joint control are accounted for using the equity method. The Company's interests in equity accounted investees are summarized in the following chart.

Equity accounted investees	Notes	Jurisdiction of incorporation	Ownership interest
Cronos Australia Limited ("Cronos Australia")	5,27	Australia	50%
MedMen Canada Inc. ("MedMen Canada")	5	Canada	50%
Cronos Growing Company Inc. ("Cronos GrowCo")	5	Canada	50%
NatuEra S.à. r.l ("NatuEra")	5	Luxembourg	50%

As at December 31, 2018, the Company held a 19% ownership interest in Whistler Marijuana Company ("Whistler"). During the nine months ended September 30, 2019, the Company divested its investment in Whistler.

(c)	Basis of measurement

Apart from biological assets, other investments, deferred share units, and derivative liabilities, which are measured at fair value, the unaudited condensed interim consolidated financial statements have been presented and prepared on the basis of historical cost.

(d)	Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars ("CDN"), which is the functional currency of the Company. The functional currency of all subsidiaries is the national currency of the respective jurisdiction of incorporation which includes Israel and the United States of America ("U.S.").

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

on

3.	Adoption of new accounting pronouncements

(a)	IFRS 16, Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases, predominantly IAS 17, Leases. The Company has applied IFRS 16 with an initial application date of January 1, 2019, in accordance with the transitional provisions specified in IFRS 16. As a result, the Company has changed its accounting policy for lease contracts as detailed below. The Company has applied the following practical expedients:

(i)

The Company applied the simplified transition approach and did not restate comparative information. As a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019.

(ii)

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, and IFRIC 4, Determining whether an arrangement contains a lease, were not reassessed for whether they contain a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

In accordance with the practical expedients applied, the Company has recognized lease liabilities and right-of-use assets at the date of initial application for leases previously classified as operating leases in accordance with IAS 17. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company has elected to measure the right-of-use assets at the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company's incremental borrowing rate at the date of initial application. For the lease previously classified as a finance lease under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of initial application is equal to the carrying amount of the leased asset and lease liability immediately before the date of initial application.

The following table summarizes the impacts of adopting IFRS 16 on the Company's unaudited condensed interim consolidated financial statements as at the date of initial application:

As at January 1, 2019	As previously reported under IAS 17	Adjustments (i)	As restated under IFRS 16
Right-of-use assets	$217	$1,890	$2,107
Accumulated depreciation	46	144	190
Current lease liabilities	41	303	344
Non-current lease liabilities	119	1,515	1,634
Accumulated deficit	(22,715)	(68)	(22,783)
Non-controlling interests	136	(4)	132

(i)

The adjustments are due to the recognition of right-of-use assets and lease obligations for lease contracts previously classified as operating leases under IAS 17 prior to the date of initial application. The weighted average incremental borrowing rate applied to the lease liabilities recognized at the date of initial application is 12%. There would be no difference between the discounted value of the operating lease commitments disclosed at December 31, 2018 and the adjustments above. Furthermore, there were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

3.	Adoption of new accounting pronouncements (continued)

The following is the Company's policy for accounting for lease contracts in accordance with IFRS 16:

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b)	IFRIC 23, Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 became effective for fiscal years beginning on or after January 1, 2019, with earlier application permitted. The Company has adopted this interpretation as of its effective date and has assessed no significant impact as a result of the adoption of this interpretation.

4.	Biological assets and inventory

(a)	Biological assets

The Company's biological assets consist of cannabis plants. The changes in the carrying amounts of the biological assets are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Balance - beginning of period	$10,032	$6,899	$9,074	$3,722
Capitalization of production costs	6,208	1,276	15,044	4,986
Unrealized change in fair value of biological assets	(10,015)	1,533	7,562	11,108
Transferred to inventory upon harvest	(4,124)	(4,076)	(29,579)	(14,184)
Balance - end of period	$2,101	$5,632	$2,101	$5,632

As at September 30, 2019, the Company has 75,649 plants classified as biological assets which are expected to ultimately yield 4,388 kg of dry cannabis (December 31, 2018 - 46,004 plants which were expected to ultimately yield 6,303 kg of dry cannabis).

The Company measures its biological assets at fair value less costs to sell. This valuation is based on the expected harvest yield (on a grams per plant basis) for plants currently being cultivated, adjusted for the expected net selling price less post-harvest costs attributable to bringing a harvested gram of cannabis to a saleable condition and ultimate sale (on a per gram basis). The Company accretes the fair value of each cannabis plant on a straight-line basis over the expected growing cycle. As at September 30, 2019, the plants were on average 6 weeks into the growing cycle, 45% complete, and were ascribed approximately 45% (December 31, 2018 - 6 weeks, 37%, and 37%, respectively) of their expected fair value at harvest date.

4.	Biological assets and inventory (continued)

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(b)	Inventory

Inventory consisted of the following:

	As at September 30, 2019		As at December 31, 2018
Dry cannabis
Finished goods	420 kg	$1,467	187 kg	$972
Work-in-process	7,860 kg	17,121	1,789 kg	7,733
		18,588		8,705

Cannabis oils (i)
Finished goods	596 kg	3,429	115 kg	656
Work-in-process	5,580 kg	24,219	220 kg	1,250
		27,648		1,906

Cannabinoid infused products (ii)
Finished goods		977		-
Cannabinoid concentrates		2,505		-
		3,482		-

Raw materials (iii)		161		171
Supplies and consumables		2,986		802
		$52,865		$11,584

(i)	Cannabis oils are expressed in dry cannabis gram equivalents. Refer to Note 4(d) for the equivalency factor applied.
(ii)

Cannabinoid infused products pertain to inventory related to the four operating subsidiaries (collectively, "Redwood") of Redwood Holding Group, LLC acquired by the Company, refer to Note 8. Redwood does not have any biological assets and is not subject to the fair value adjustment. Inventory is measured at the lower of cost and net realizable value.

(iii)	As at September 30, 2019, raw materials consisted of 0.265 kg (December 31, 2018 - 0.267 kg) of seeds held by the Company.

As at September 30, 2019, the Company held 89 kg (December 31, 2018 - 29 kg) of dry cannabis and 7 kg (December 31, 2018 - 4 kg) of cannabis oils as retention samples, which are valued at $nil.

(c)	Direct and indirect cost allocations

Costs incurred to transform biological assets up to the point of harvest ("production costs") are capitalized as they are incurred, which become the cost basis of the biological assets. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labour, property taxes, and depreciation of equipment used in the growing process. The biological assets are then revalued to fair value less costs to sell immediately prior to harvest and at the end of each reporting period. Gains or losses arising from changes in the fair value less costs to sell, excluding capitalized production costs, are presented as unrealized changes in the fair value of biological assets. At the point of harvest, agricultural produce consisting of cannabis is considered inventory. The fair value less costs to sell becomes the cost base of inventory. Any subsequent post-harvest costs ("processing costs"), including direct costs attributable to processing and related overhead, are capitalized to inventory as they are incurred. Upon ultimate sale of inventory, the associated production and processing costs are presented as cost of sales before fair value adjustments; the remaining cost of inventory, associated with fair value less costs to sell prior to harvest, is presented as realized fair value adjustments on inventory sold in the period.

4.	Biological assets and inventory (continued)

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(c)	Direct and indirect cost allocations (continued)

The direct and indirect costs related to biological assets and inventory are allocated as follows. The allocation basis was consistent for the nine months ended September 30, 2019 and 2018, unless otherwise specified.

Nature of cost	Allocation basis
Consumables (insect control, fertilizers, soil)	100% allocated to production costs because these costs are incurred to support plant growth
Labour costs (including salaries and benefits)

Allocated based on job descriptions of various personnel

40% allocated to processing costs; 40% allocated to production costs; 20% allocated to operating expenses (2018 - 30%; 40%; and 30%; respectively)

Supplies and small tools	80% allocated to production costs; 20% allocated to processing costs
Utilities	Allocated based on estimates of usage 10% allocated to processing costs; 90% allocated to production costs
Property taxes, depreciation, security	Allocated based on estimates of square footage 20% allocated to processing costs; 50% allocated to production costs; 30% allocated to operating expenses
Packaging costs	100% allocated to processing costs

(d)	Significant inputs and sensitivity analyses

The Company has made the following estimates related to significant inputs in the valuation model:

Significant inputs	Definition
Net selling price per gram	Estimated net selling price per gram of dry cannabis based on historical sales of dry cannabis, excluding sales of cannabis oil, and anticipated prices, after adjustment for excise taxes
Harvest yield per plant	Expected grams of dry cannabis to be harvested from a cannabis plant, based on the weighted average historical yields by plant strain
Stage of growth	Weighted average plant age (in weeks) out of the 14 week (December 31, 2018 - 16 week) growing cycle as of the period end date
Processing costs per gram

Estimated post-harvest costs per gram to bring a gram of harvested cannabis to its saleable condition, including drying, curing, testing and packaging, and overhead allocation; estimated based on post-harvest costs incurred during the period divided by number of grams processed during the period

Selling costs per gram	Estimated shipping, order fulfillment, and labelling costs per gram; calculated as selling costs incurred during the period divided by number of grams sold during the period
Equivalency factor	Estimated grams of dry cannabis required to produce one millilitre of cannabis oil; estimated based on historical conversion results
Mass multipliers	Estimated multiples of crude extract and isolate mass in diluted cannabis oil products

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets and inventory in future periods.

The following table quantifies each of the significant unobservable inputs described above and provides a sensitivity analysis of the impact on the reported values of biological assets and inventory. The sensitivity analysis for each significant input is performed by assuming a 5% decrease in the input while other significant inputs remain constant at management's best estimate as of the period end date.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

4.	Biological assets and inventory (continued)

(d)	Significant inputs and sensitivity analyses

	As at September 30,	Increase (decrease) as at September 30, 2019		As at December 31,	Increase (decrease) as at December 31, 2018
	2019	Biological assets	Inventory	2018	Biological assets	Inventory
Net selling price per gram	$3.58/g	$(360)	$(897)	$5.58/g	$(673)	$(640)
Harvest yield per plant	58 g	(102)	-	137 g	(446)	-
Stage of growth	6 weeks	(102)	-	6 weeks	(446)	-
Processing costs per gram	$2.47/g	248	447	$1.98/g	175	65
Selling costs per gram	$0.09/g	10	38	$0.43/g	52	50
Equivalency factor	0.25 g/mL	(15)	(41)	0.32 g/mL	(45)	(104)
Mass multipliers	35x - 50x	(27)	(49)	30x - 50x	(5)	(24)

5.	Equity accounted investees

(a)	Advances to joint ventures

Advances to joint ventures are unsecured, non-interest bearing, and have no terms of repayment, unless otherwise specified. The joint ventures are solely funded by their shareholders and the advances are considered an extension of the Company's investments therein. As such, losses recognized in excess of the Company's capital contributions are applied against the respective advances.

	MedMen Canada (ii)	Cronos GrowCo (iii)	Cronos Australia (iv)	NatuEra (v)	Total
As at January 1, 2019	$1,696	$4,051	$648	$-	$6,395
Advances (repayments)	(12)	20,557	364	291	21,200
Advances to joint ventures recovered from (applied to) carrying amount of investments	46	29	(1,012)	(291)	(1,228)
As at September 30, 2019	$1,730	$24,637	$-	$-	$26,367

	MedMen Canada (ii)	Cronos GrowCo (iii)	Cronos Australia (iv)	NatuEra (v)	Total
As at January 1, 2018	$-	$-	$-	$-	$-
Advances	1,767	11	896	-	2,674
As at September 30, 2018	$1,767	$11	$896	$-	$2,674

(b)	Net investment in equity accounted investees

A reconciliation of the carrying amount of the investments in associates and joint ventures is as follows:

	Whistler (i)	MedMen Canada (ii)	Cronos GrowCo (iii)	Cronos Australia (iv)	NatuEra (v)	Total
As at January 1, 2019	$4,038	$-	$-	$-	$-	$4,038
Share of net income (loss)	38	46	(116)	(1,185)	(784)	(2,001)
Contribution to (disposal of) investment	(4,076)	-	2,200	-	-	(1,876)
Advances to joint ventures applied to (recovered from) carrying amount of investments	-	(46)	(29)	1,012	291	1,228
As at September 30, 2019	$-	$-	$2,055	$(173)	$(493)	$1,389

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

5.	Equity accounted investees (continued)

(b)	Net investment in equity accounted investees (continued)

	Whistler (i)	MedMen Canada (ii)	Cronos GrowCo (iii)	Cronos Australia (iv)	NatuEra (v)	Total
As at January 1, 2018	$3,807	$-	$-	$-	$-	$3,807
Share of net income	64	-	-	-	-	64
Capital contributions	-	101	100	-	-	201
As at September 30, 2018	$3,871	$101	$100	$-	$-	$4,072

(i)

Whistler was incorporated in British Columbia, Canada and is a License Holder with production facilities in British Columbia, Canada. Although the Company held less than 20% of the ownership interest and voting control of Whistler as at December 31, 2018, the Company had the ability to exercise significant influence through both its power to elect board members, and aggregately, with affiliated shareholders, the Company held over 20% of the voting control of Whistler.

On March 4, 2019, the Company sold all 2,563 shares of Whistler, representing approximately 19.0% of Whistler's issued and outstanding common shares, to Aurora Cannabis Inc. ("Aurora"), in connection with Aurora's acquisition of Whistler (the "Whistler Transaction"). As a result of the closing of the Whistler Transaction, the Company received 2,524,341 Aurora common shares with an aggregate value of approximately $24,682. The closing of the Whistler Transaction resulted in a gain of $20,606 recognized in net income, with the Aurora common shares received being measured at fair value through profit or loss. Refer to Note 6. In addition, the Company expects to receive further Aurora common shares valued at an aggregate of approximately $6,000 upon the satisfaction of certain specified milestones, which has not been recognized in these unaudited condensed interim consolidated financial statements. The exact number of Aurora common shares to be issued to the Company following the satisfaction of each such milestone will be determined in reference to the five-day volume weighted average price of Aurora common shares immediately prior to the achievement of the applicable milestone.

(ii)

MedMen Canada was incorporated under the Canada Business Corporations Act ("CBCA") on March 13, 2018, with the objective of distribution, sale, and marketing of cannabis products in Canada. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years commencing from 2018.

(iii)

Cronos GrowCo was incorporated under the CBCA on June 14, 2018, with the objective of building a cannabis production greenhouse, applying for cannabis licenses under the Cannabis Act, and growing, cultivating, extracting, producing, selling, and distributing cannabis in accordance with such licenses.

(iv)

Cronos Australia Pty. Ltd. was incorporated under the Corporations Act 2001 (Australia) on December 6, 2016. On September 27, 2018, Cronos Australia Pty. Ltd. underwent a restructuring, resulting in the incorporation of Cronos Australia Limited on that date, which became the ultimate holding company of the group, owning 100% of Cronos Australia Group Pty. Ltd., which in turn owns 100% of Cronos Australia - Marketing & Distribution Pty. Ltd., Cronos Australia - Operations Pty. Ltd, and Cronos Australia – New Zealand Ltd.

Advances are denominated in Australian dollars ("AUD"). $1,353 ($1,500 AUD) (December 31, 2018 - $940 ($1,000 AUD)) is governed by an unsecured loan bearing interest at a rate of 12% per annum, calculated and compounded daily, in arrears, on the amounts advanced from the date of each advance. The loan is due on January 1, 2022. If the loan is overdue, the outstanding amount bears interest at an additional 2% per annum.

(v)

The Company indirectly holds a 50% interest in NatuEra Colombia S.A.S. ("NatuEra Colombia") through the Company's joint venture, NatuEra. NatuEra Colombia is a wholly owned subsidiary of NatuEra, incorporated in Colombia.

Advances are denominated in United States dollars ("USD"). $291 ($226 USD) (December 31, 2018 - $nil) is governed by an unsecured promissory note bearing interest at a rate of 1% per annum. The loan is due January 25, 2020.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

6.	Other investments

Other investments consist of investments in common shares and warrants of companies in the cannabis industry. These investments, with the exception of shares of Evergreen Medicinal Supply Inc. ("Evergreen") and warrants of ABcann Global Corporation (now known as "VIVO Cannabis Inc.") ("ABcann"), were quoted in an active market as of the relevant period end date and, as a result, had a reliably measurable fair value as of such period end dates.

	As at September 30, 2019	As at December 31, 2018
Fair value through other comprehensive income investments
Canopy Growth Corporation ("Canopy") (i)	$-	$405
Evergreen (ii)	-	300
	$-	$705

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gain recognized in net income (loss)
Aurora (iv)	$-	$-	$924	$-
ABcann - share warrants (iii)	-	-	-	221
	$-	$-	$924	$221

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gain (loss) recognized in other comprehensive income (loss) after taxes
Canopy (i)	$-	$269	$67	$504
ABcann - shares (iii)	-	-	-	(224)
Evergreen (ii)	(300)	-	(300)	-
Deferred tax recovery (expense)	-	(36)	36	(43)
Gain (loss) on revaluation and disposal of investment, net of tax	$(300)	$233	$(197)	$237

(i)	During the nine months ended September 30, 2019, the Company sold all remaining 11,062 common shares of Canopy for gross proceeds of $472 (2018 - 18,436 shares for gross proceeds of $687).

(ii)

During the three months ended September 30, 2019, the Company's investment in Evergreen was determined to be impaired. The Company assessed that the fair value of the investment is $nil as Health Canada has suspended Evergreen's cultivation license under the Cannabis Act. This has been recorded under loss on revaluation of investments in other income (expense).

(iii)

During the nine months ended September 30, 2018, the Company exercised 182,927 share warrants for aggregate consideration of $113, for additional shares of ABcann. Prior to the exercise, the share warrants were revalued to fair value using the Black-Scholes option pricing model. Subsequently, the Company sold all of its shares of ABcann for proceeds of $280.

(iv)

In connection with the Whistler Transaction described in Note 5, the Company received 2,524,341 common shares of Aurora. During the nine months ended September 30, 2019, the Company sold all 2,524,341 common shares of Aurora, for gross proceeds of $25,606.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

7.	Loans receivable

	As at September 30, 2019	As at December 31, 2018
Current portion
NatuEra (i)	$6,083	$-
Evergreen (iv)	-	314
Long term portion
Cronos GrowCo (ii)	27,450	-
2645485 Ontario Inc. ("Mucci") (iii)	16,350	-
Add: Accrued interest	306	-
Foreign exchange gain (loss)	(24)	-
Total loans receivable	$50,165	$314
Total long term portion of loans receivable	$44,082	$-

(i)

On September 27, 2019, the Company entered into a master loan agreement (the "series A loan") for $6,083 ($4,575 USD) with NatuEra with effect as of August 29, 2019. The total series A loan is $9,150 USD, of which the Company has committed to fund 50% and its joint venture partner has committed to fund the remaining 50%. The outstanding principal amount bears interest at a fixed annual rate of 5.67% with a maturity date of August 29, 2020.

(ii)

On August 23, 2019, the Company entered into a credit agreement with Cronos GrowCo in respect of a $100,000 secured non-revolving term loan credit facility (the "credit facility"). The credit facility will mature on March 31, 2031 and will bear interest at varying rates based on the Canadian prime rate. Interest began to accrue as of the closing date and is payable on a quarterly basis until maturity, except that any interest accrued prior to March 31, 2021 will be payable not later than December 31, 2021. The principal is payable on a quarterly basis commencing on March 31, 2021. The credit facility is secured by substantially all present and after acquired property of Cronos GrowCo and its subsidiaries. Mucci, the other 50% shareholder of Cronos GrowCo, has provided a limited recourse guarantee in favour of the Company, secured by Mucci's shares in Cronos GrowCo. As at September 30, 2019, Cronos GrowCo had drawn $27,450 from the credit facility.

(iii)

On June 28, 2019, the Company entered into a promissory note receivable agreement (the "promissory note") for $16,350 with Mucci. The outstanding principal amount of the promissory note bears interest at 3.95% and is due within 90 days of demand. The Company does not intend to demand the loan within 12 months. Interest accrued under the promissory note until July 1, 2021 shall be satisfied by a way of capitalization on the principal amount and interest thereafter shall be paid in cash on a quarterly basis. The loan is secured by a general security agreement covering all assets of Mucci.

(iv)	During the three and nine months ended September 30, 2019, the Company received cash repayment of $314 on the loan receivable from Evergreen.

8.	Business combination

On September 5, 2019, the Company acquired Redwood. Redwood is a manufacturer and distributor of hemp-derived CBD infused products in the United States under the brand, Lord Jones™. Redwood's products use pure hemp oil that contains natural phytocannabinoids and terpenes found in the plant. The Company plans to use its resources to capitalize on the significant demand to further create and scale hemp-derived consumer products and brands.

The Company acquired all of the issued and outstanding shares of Redwood (the "Redwood Acquisition") for an aggregate consideration of $375,555 ($283,159 USD), which included $301,138 ($227,050 USD) in cash and 5,086,586 common shares of the Company with a fair value of $74,417 ($56,109 USD). The fair value of the shares issued as part of the consideration paid was based on the average of the volume weighted average trading price of the common shares on NASDAQ on each of the ten consecutive trading days prior to the date of the Membership Interest Purchase Agreement dated August 1, 2019 (the "MIPA"), by and among the Company, Redwood Holding Group, LLC, and certain Key Persons solely for the purposes as described in the MIPA, at $14.74 per share.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

8.	Business combination (continued)

During the third quarter of 2019, the Redwood Acquisition was unanimously approved by the board of directors of Redwood Holdings Group, LLC and by the Board following the unanimous recommendation of a special committee of independent directors ("Special Committee"). A Special Committee composed entirely of independent directors of the Company was formed to evaluate and make recommendations to the Board since Michael Gorenstein, Chief Executive Officer and a director of Cronos Group, and Jason Adler, a director of Cronos Group, each hold an indirect interest in Redwood Holding Group, LLC by way of their interest in certain funds affiliated with Gotham Green Partners, which were each limited liability company members of Redwood Holding Group, LLC.

The following table summarizes the Company's preliminary allocation of the purchase price to assets acquired and liabilities assumed at the acquisition date. The final purchase price allocation will be adjusted as needed, pending the finalization of customary post-close working capital adjustments and continued review of the estimates and assumptions used in valuing property and equipment and intangible assets, among other identifiable assets acquired and liabilities assumed, and will be finalized no later than one year after the acquisition date.

September 5, 2019
Fair value of net assets acquired
Cash	$3,922
Accounts receivable (i)	857
Prepaid expenses and other assets	272
Inventory	3,721
Property and equipment	2,507
Right-of-use assets	4,686
Intangible assets (ii)	84,933
Goodwill	282,865
Accounts payable and accrued liabilities	(3,566)
Lease obligations	(4,642)
$375,555

(i)	The fair value of acquired accounts receivable is $857. No loss allowance has been recognized on acquisition.
(ii)	Intangible assets include the fair value of brand name of $84,883 ($64,000 USD), the remaining balance relates to software.

For the three and nine months ended September 30, 2019, acquisition-related costs of $7,914 and $11,501 are included in financing and transaction costs respectively.

During the period from September 5, 2019 to September 30, 2019, the Company recognized $897 in revenues and a net loss of $431 from Redwood operations. If the acquisition had occurred on January 1, 2019, the Company estimates it would have recorded an increase of $12,729 in revenues and an increase of $1,958 in net income for the nine months ended September 30, 2019.

There were no acquisitions during the three and nine months ended September 30, 2018.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

9.	Property, plant and equipment

Cost	As at January 1, 2019	Additions (i)	Acquisitions (Note 8)	Transfers	Foreign exchange effects	As at September 30, 2019
Land	$3,207	$2,037	$-	$-	$(519)	$4,725
Building structures	21,652	36,444	-	139,711	-	197,807
Furniture and equipment	676	1,914	266	-	(18)	2,838
Computer equipment	464	629	-	-	-	1,093
Security equipment	985	325	-	-	-	1,310
Production equipment	4,823	3,817	765	-	(1)	9,404
Road	137	-	-	-	-	137
Leasehold improvements	1,584	395	1,476	-	(2)	3,453
Construction in progress	141,473	5,157	-	(139,711)	(1,844)	5,075
	$175,001	$50,718	$2,507	$-	$(2,384)	$225,842

Accumulated depreciation	As at January 1, 2019	Additions (ii)	Acquisitions (Note 8)	Transfers	Foreign exchange effects	As at September 30, 2019
Building structures	$1,184	$4,910	$-	$-	$-	$6,094
Furniture and equipment	121	192	-	-	-	313
Computer equipment	169	195	-	-	-	364
Security equipment	384	178	-	-	-	562
Production equipment	896	636	-	-	-	1,532
Road	17	4	-	-	-	21
Leasehold improvements	510	169	-	-	-	679
	$3,281	$6,284	$-	$-	$-	$9,565
Net book value	$171,720					$216,277

Cost	As at January 1, 2018	Additions (i)	As at September 30, 2018
Land	$1,558	$19	$1,577
Building structures	11,518	7,346	18,864
Furniture and equipment	134	318	452
Computer equipment	148	150	298
Security equipment	886	87	973
Production equipment	2,481	386	2,867
Road	137	-	137
Leasehold improvements	1,497	87	1,584
Construction in progress	39,337	64,045	103,382
	$57,696	$72,438	$130,134

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

9.	Property, plant and equipment (continued)

Accumulated depreciation	As at January 1, 2018	Additions (ii)	As at September 30, 2018
Building structures	$433	$504	$937
Furniture and equipment	43	50	93
Computer equipment	75	44	119
Security equipment	196	139	335
Production equipment	431	322	753
Road	10	5	15
Leasehold improvements	336	129	465
	$1,524	$1,193	$2,717
Net book value	$56,172		$127,417

(i)

During the nine months ended September 30, 2019, there were non-cash additions from the amortization of capitalized transaction costs and the capitalization of accrued interest to construction in progress and building structures amounting to $683 (2018 - $542). Refer to Note 13. In addition, advances from non-controlling interests accrued interest of $81 (2018 - $nil) which were capitalized to building structures during the nine months ended September 30, 2019. Refer to Note 11. Additions also include property, plant and equipment purchased from the Apotex Fermentation Inc. Asset Purchase Agreement that closed in July 2019.

(ii)

During the nine months ended September 30, 2019, $2,164 (2018 - $134) of the current period's depreciation expense was recorded as part of cost of sales. An additional $5,188 (2018 - $668) of depreciation expense was capitalized to biological assets and inventory.

10.	Intangible assets and goodwill

(a)	Intangible assets

Cost	As at January 1, 2019	Additions	Acquisitions (Note 8)	Foreign exchange effects	As at September 30, 2019
Software	$360	$628	$50	$-	$1,038
Brand	-	-	84,883	(128)	84,755
Health Canada Licenses - OGBC	1,611	-	-	-	1,611
Health Canada Licenses - Peace Naturals	9,596	-	-	-	9,596
Israeli Cannabis Code - Cronos Israel G.S. Cultivations Ltd. (i)	156	57	-	(50)	163
Israeli Cannabis Code - Cronos Israel G.S. Manufacturing Ltd. (i)	218	80	-	(69)	229
	$11,941	$765	$84,933	$(247)	$97,392

Accumulated amortization	As at January 1, 2019	Amortization	Acquisitions (Note 8)	Foreign exchange effects	As at September 30, 2019
Software	$73	$162	$-	$-	$235
Health Canada Licenses - OGBC	101	76	-	-	177
Health Canada Licenses - Peace Naturals	533	400	-	-	933
	$707	$638	$-	$-	$1,345
Net book value	$11,234				$96,047

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

10.	Intangible assets and goodwill (continued)
Cost	As at January 1, 2018	Additions	As at September 30, 2018
Software	$-	$294	$294
Health Canada Licenses - OGBC	1,611	-	1,611
Health Canada Licenses - Peace Naturals	9,596	-	9,596
Israeli Cannabis Code - Cronos Israel G.S. Cultivations Ltd. (i)	-	155	155
Israeli Cannabis Code - Cronos Israel G.S. Manufacturing Ltd. (i)	-	217	217
	$11,207	$666	$11,873

Accumulated amortization	As at January 1, 2018	Amortization	As at September 30, 2018
Software	$-	$52	$52
Health Canada Licenses - OGBC	-	76	76
Health Canada Licenses - Peace Naturals	-	400	400
	$-	$528	$528
Net book value	$11,207		$11,345

(i)

The Israeli Cannabis Codes were transferred by non-controlling interests to Cronos Israel in exchange for their equity interests in the Cronos Israel entities specified above. Refer to Note 11. Construction of Cronos Israel's greenhouse was completed in the first half of 2019 while its manufacturing facility was completed in the third quarter of 2019. Cronos Israel is now beginning the GMP certification process for the facility. Amortization will begin when the facilities are available for use.

(b)	Goodwill

	As at January 1, 2018	Additions (Note 8)	Foreign exchange effects	As at September 30, 2019
OGBC	$392	$-	$-	$392
Peace Naturals	1,400	-	-	1,400
Redwood	-	282,865	(430)	282,435
	$1,792	$282,865	$(430)	$284,227

11.	Subsidiaries with non-controlling interests

In September 2018, the Company subscribed for its equity interest in a strategic joint venture in Israel, consisting of four legal entities, with the Israeli agricultural collective settlement Kibbutz Gan Shmuel ("Gan Shmuel"), for the production, manufacturing and distribution of medical cannabis. The Company's equity interest subscription in all four of the Israeli entities comprising Cronos Israel, was accounted for as an asset acquisition as the Israeli entities did not meet the definition of a business at the respective dates Cronos Group acquired control. Gan Shmuel provided the Company a promissory note for monies advanced from the Company up to the sum of $978 (2,700 Israeli Shekels ("ILS")). During the six months ended June 30, 2018, the Company advanced a sum of $1,304 (3,600 ILS). As such, $326 (900 ILS) of the receivable was unsecured. From September 2018 and onwards, Cronos Israel has been included in these consolidated financial statements.

Financial information of significant subsidiaries with non-controlling interests are as follows:

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

11.	Subsidiaries with non-controlling interests (continued)

	Cronos Israel G.S. Cultivations Ltd.	Cronos Israel G.S. Manufacturing Ltd.	As at September 30, 2019	As at December 31, 2018
Percentage interest held by non-controlling interests	30%	10%

Current assets	$974	$820	$1,794	$1,403
Non-current assets	12,544	23,207	35,751	11,050

Current liabilities	1,436	1,066	2,502	401
Non-current liabilities (i)	13,932	22,779	36,711	10,601

Shareholders' equity	(1,850)	182	(1,668)	1,451
Attributable to:
Cronos Group	(1,295)	164	(1,131)	1,315
Non-controlling interests	(555)	18	(537)	136

(i)

Non-current liabilities include advances from non-controlling interests, in the amount of $2,249 (December 31, 2018 - $2,092) plus cumulative accrued interest of $129 (December 31, 2018 - $44). These advances are denominated in ILS, are unsecured, bear interest at 5%, with no fixed terms of repayment. Refer to Note 23(d).

The above information represents amounts before intercompany eliminations.

12.	Leases

Information about leases in which the Company is a lessee is presented below.

(a)	Right-of-use assets

The Company's leasing activities include the lease of land-use rights, office premises, and equipment used in the production of cannabis and related products.

Cost	As at January 1, 2019 (Note 3)	Additions	Acquisitions (Note 8)	Foreign exchange effects	As at September 30, 2019
Land-use rights	$884	$41	$-	$-	$925
Building	1,006	1,626	4,686	(9)	7,309
Production equipment	217	-	-	-	217
	$2,107	$1,667	$4,686	$(9)	$8,451

Accumulated depreciation	As at January 1, 2019 (Note 3)	Additions	Acquisitions (Note 8)	Foreign exchange effects	As at September 30, 2019
Land-use rights	$40	$60	$-	$(13)	$87
Building	104	234	-	-	338
Production equipment	46	23	-	-	69
	$190	$317	$-	$(13)	$494
Net book value	$1,917				$7,957
Production equipment		As at January 1, 2018	Additions		As at September 30, 2018
Cost		$-	$217		$217
Accumulated depreciation		-	(39)		(39)
Net book value		$-	$178		$178

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

12.	Leases (continued)

(b)	Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations and potential exposures as at September 30, 2019.

	Less than one year	One to five years	More than five years	Total
Contractual obligations
Lease obligations recognized	$1,347	$5,044	$2,463	$8,854
Short-term leases not recognized (i)	179	-	-	179
	$1,526	$5,044	$2,463	$9,033
Potential exposures
Extension options	-	247	3,549	3,796
Lease not yet commenced to which the Company is committed	927	5,998	2,414	9,339
	$2,453	$11,289	$8,426	$22,168

(i)	The Company has applied the recognition exemption to short-term leases, which are therefore not recognized in the unaudited condensed interim consolidated statements of financial position.

(c)	Supplemental disclosures

For the nine months ended September 30, 2019, the Company recognized $311 of interest expense on lease obligations and $179 of lease payments associated with short-term leases in the unaudited condensed interim consolidated statements of operations and comprehensive income (loss). For the nine months ended September 30, 2019, the total cash outflow relating to leases amounted to $924.

13.	Construction loan payable

	As at September 30, 2019	As at December 31, 2018
Aggregate advances	$-	$21,311
Less: transaction costs (net of amortization)	-	(481)
Add: accrued interest	-	121
	$-	$20,951

On August 23, 2017, Peace Naturals, as borrower, signed a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000, to be funded by way of multiple advances. The aggregate advances were limited to $35,000 until the lender received an appraisal valuing the property in British Columbia at an amount of not less than $8,000. The loan bore interest at a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan was two years, with the borrower's option to extend for another twelve months. The loan was guaranteed by Cronos Group, Hortican Inc., OGBC, the responsible-person-in-charge and the senior-person-in-charge of OGBC and Peace Naturals.

On January 23, 2019, the Company entered into a credit agreement with Canadian Imperial Bank of Commerce, as administrative agent and lender, and the Bank of Montreal, as lender, in respect of a $65,000 secured non-revolving term loan credit facility (the "Credit Facility"). The Company used the funds available under the Credit Facility to fully repay the construction loan payable, consisting of $21,311 in loan principal and $275 in accrued interest and fees, calculated for the period from January 1, 2019 to January 22, 2019. On March 8, 2019, the Credit Facility was fully repaid. In connection to the Credit Facility, the Company incurred financing costs of $523 which were expensed upon repayment of the Credit Facility.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

14.	Derivative liabilities

On March 8, 2019, the Company closed the previously announced investment in the Company (the "Altria Investment") by Altria Group, Inc. ("Altria"), pursuant to a subscription agreement dated December 7, 2018. Upon closing, the Altria Investment consisted of 149,831,154 common shares of the Company (refer to Note 15(a)), and one warrant of the Company (the "Altria Warrant"), refer to Note 14(a), issued to wholly owned subsidiaries of Altria. As of the closing date, Altria beneficially held an 45% ownership interest in the Company (calculated on a non-diluted basis). As summarized in this note, if exercised in full on such date, the exercise of the Altria Warrant would result in Altria holding a total ownership interest in the Company of 55% (calculated on a non-diluted basis). Pursuant to the investor rights agreement between the Company and Altria, entered into in connection with the closing of the Altria Investment (the "Agreement"), the Company granted Altria certain rights, among others, summarized in this note.

The summaries below are qualified entirely by the terms and conditions fully set out in the Agreement and the Altria Warrant, as applicable.

(a)

As at September 30, 2019, the Altria Warrant entitles the holder, subject to certain qualifications and limitations, to subscribe for and purchase up to 76,392,046 common shares at the exercise price of $19.00 per common share, until expiry on March 8, 2023. The number of common shares of the Company to which the holder is entitled, and the corresponding exercise price, is subject to adjustment pursuant to a share dividend, share issuance, distribution, or share subdivision, split or other division, share consolidation, reverse-split or other aggregation, share reclassification, a capital reorganization, consolidation, amalgamation, arrangement, binding share exchange, merger or other combination, certain securities issuances, redemptions or certain other actions that would result in a reduction in the number of common shares of the Company outstanding, in each case, executed by the Company. If and whenever there is a reclassification of the common shares or a capital reorganization of the Company, or a consolidation, amalgamation, arrangement, binding share exchange or merger of the Company, in each case executed by the Company and pursuant to which (i) in the event the consideration received by the Company's shareholders is exclusively cash, the Company or the successor entity is required to purchase the Altria Warrant in cash equal to the amount by which the purchase price per share paid for the common shares acquired exceeds the exercise price of the Altria Warrant multiplied by the number of common shares that would be issuable upon exercise of the Altria Warrant, and (ii) in the event the consideration received by the Company's shareholders is not exclusively cash, the Altria Warrant shall remain outstanding in accordance with its terms.

(b)

The Company granted to Altria, subject to certain qualifications and limitations, upon the occurrence of certain issuances of common shares of the Company executed by the Company (including issuances pursuant to the research and development partnership with Ginkgo Bioworks Inc. (the "Ginkgo Agreement"), refer to Note 20(a)(i)), the right to purchase up to such number of common shares of the Company in order to maintain its ownership percentage of issued and outstanding common shares of the Company immediately preceding any shares so issued by the Company ("Pre-emptive Rights"), at the same price per common share of the Company at which the common shares of the Company are sold in the relevant issuance; provided that the price per common share of the Company to be paid pursuant to its exercise of its Pre-emptive Rights related to the Ginkgo Agreement will be $16.25 per common share of the Company. These rights may not be exercised if Altria's ownership percentage of the issued and outstanding shares of the Company falls below 20%.

(c)

In addition to (and without duplication of) the Pre-emptive Rights, the Company granted to Altria, subject to certain qualifications and limitations, the right to subscribe for common shares of the Company issuable in connection with the exercise, conversion or exchange of convertible securities of the Company issued prior to March 8, 2019 or thereafter, a share incentive plan of the Company, the exercise of any right granted by the Company pro rata to all shareholders of the Company to purchase additional common shares and/or securities of the Company, bona fide bank debt, equipment financing or non-equity interim financing transactions that contemplates an equity component or bona fide acquisitions, mergers or similar business combination transactions or joint ventures involving the Company in order to maintain their ownership percentage of issued and outstanding common shares of the Company immediately preceding any such transactions ("Top-up Rights"). The price per common share to be paid by Altria pursuant to the exercise of its Top-up Rights will be, subject to certain limited exceptions, the 10-day volume-weighted average price of the common shares of the Company on the TSX at the time of exercise; provided that the per price per common share of the Company to be paid by Altria pursuant to the exercise of its Top-up Rights in connection with the issuance of common shares of the Company pursuant to the exercise of options or warrants that were outstanding as of March 8, 2019 will be $16.25 per common share. These rights may not be exercised if Altria's ownership percentage of the issued and outstanding shares of the Company falls below 20%.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

14.	Derivative liabilities (continued)

The Company's policy for accounting for its derivative liabilities is as follows:

Derivative liabilities are initially recognized at fair value at the date on which the derivative contract is entered into. Any attributable transaction costs are recognized in net income (loss) as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value, and changes are recognized immediately in net income (loss).

The Altria Warrant, Pre-emptive Rights, and the fixed price Top-up Rights have been classified as derivative liabilities; related transaction costs of $29,660 have been expensed as financing costs. A reconciliation of the carrying amounts from the date of initial recognition, March 8, 2019, to September 30, 2019 is presented below:

		As at March 8, 2019	Gain on revaluation	Exercise of rights	As at September 30, 2019
(a)	Altria Warrant	$1,458,366	$(1,041,353)	$-	$417,013
(b)	Pre-emptive Rights	124,176	(98,027)	-	26,149
(c)	Top-up Rights	518,116	(396,025)	(19,739)	102,352
		$2,100,658	$(1,535,405)	$(19,739)	$545,514

The following is a reconciliation of the carrying amounts for the three months ended September 30, 2019:

		As at July 1, 2019	Gain on revaluation	Exercise of rights	As at September 30, 2019
(a)	Altria Warrant	$999,257	$(582,244)	$-	$417,013
(b)	Pre-emptive Rights	80,375	(54,226)	-	26,149
(c)	Top-up Rights	319,962	(198,609)	(19,001)	102,352
		$1,399,594	$(835,079)	$(19,001)	$545,514

The fair values of the derivative liabilities were determined using the Black-Scholes pricing model as at September 30, 2019 and March 8, 2019, applying the following inputs:

		As at September 30, 2019			As at March 8, 2019
		Altria Warrant	Pre-emptive Rights	Top-up Rights	Altria Warrant	Pre-emptive Rights	Top-up Rights
	Share price at valuation date (per share)	$11.97	$11.97	$11.97	$29.15	$29.15	$29.15
	Subscription price (per share)	$19.00	$16.25	$16.25	$19.00	$16.25	$16.25
(i)	Weighted average risk-free interest rate	1.49%	1.65%	1.61%	1.65%	1.64%	1.64%
(ii)	Weighted average expected life (in years)	3.43	1.50	1.91	4.00	2.00	2.68
(iii)	Expected annualized volatility	82%	82%	82%	80%	80%	80%
	Expected dividend yield	0%	0%	0%	0%	0%	0%

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

14.	Derivative liabilities (continued)

(i)	The risk-free interest rate was based on Bank of Canada government treasury bills and bonds with a remaining term equal to the expected life of the derivative liabilities.

(ii)

The expected life in years represents the period of time that the derivative liabilities are expected to be outstanding. The expected life of the Pre-emptive Rights and Top-up Rights is determined based on the expected term of the underlying options, warrants, and shares, to which the Pre-emptive Rights and Top-up Rights are linked.

(iii)	Volatility was estimated by taking the average of the historical volatility of the Company and its peer group.

The following table quantifies each of the significant unobservable inputs described above and provides a sensitivity analysis of the impact on the fair values of the derivative liabilities. The sensitivity analysis for each significant input is performed by assuming a 10% decrease in the input while other significant inputs remain constant at management's best estimate as of the respective dates. The decrease in the fair value of the derivative liabilities will result in an increase of net income by the same amount for the nine months period ended September 30, 2019.

	Decrease as at September 30, 2019			Decrease as at March 8, 2019
Unobservable inputs	Altria Warrant	Pre-emptive Rights	Top-up Rights	Altria Warrant	Pre-emptive Rights	Top-up Rights
Share price at valuation date (per share)	$61,559	$4,962	$17,963	$185,292	$17,688	$69,922
Weighted average expected life	26,586	3,087	3,716	41,622	3,477	12,998
Expected annualized volatility	50,201	3,437	12,648	76,423	5,022	22,130

A 10% increase in the input while other significant inputs remain constant at management's best estimate as of the respective dates would be an equal but opposite impact.

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of these derivative liabilities in future periods.

15.	Share capital

(a)	Common shares

The Company is authorized to issue an unlimited number of no par value common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

During the three months ended September 30, 2019, the Company issued 5,086,586 common shares as part of the purchase consideration for the acquisition of Redwood, refer to Note 8.

During the nine months ended September 30, 2019, the Company issued 149,831,154 common shares in connection with the Altria Investment. The total gross proceeds received by the Company were $2,434,757, which were first allocated to the derivative liabilities issued in connection with the Altria Investment, refer to Note 14, and the residual of $334,099 were allocated to share capital. Pursuant to the Altria Investment, the Company incurred transaction costs of $34,662, of which $5,007 was allocated to share capital and $29,660 to the derivative liabilities based on the relative values assigned to the respective components. During the three and nine months ended September 30, 2019, the Company issued 2,514,459 and 2,565,397 common shares upon Altria's exercise of Top-up Rights, respectively, for gross cash proceeds of $40,860 and $41,688, in addition to $19,001 and $19,739 partial extinguishment of derivative liability respectively. Refer to Note 14(c) for discussion of Top-up Rights.

During the nine months ended September 30, 2018, the Company issued 15,677,143 common shares for aggregate gross proceeds of $146,032 through two bought deal offerings.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

15.	Share capital (continued)

(b)	Top-up Rights - market price

As part of the Altria Investment, the Company granted Top-up Rights to Altria, see Note 14(c). For options or warrants granted after March 8, 2019, see Note 16(b)(ii), the price per common share to be paid by Altria pursuant to the exercise of its Top-up Rights will be, subject to certain limited exceptions, the 10-day volume-weighted average price of the common shares of the Company on the TSX at the time of exercise. No value is assigned to these rights until they are exercised. These rights may not be exercised if Altria's ownership percentage of the issued and outstanding shares of the Company falls below 20%.

16.	Share-based payments

(a)	Warrants

The following is a summary of the changes in warrants from January 1, 2019 to September 30, 2019:

	Weighted average exercise price	Number of warrants	Share-based reserve
Balance at January 1, 2019	$0.26	25,457,623	$1,548
Exercise of warrants	0.26	(7,390,961)	(794)
Balance at September 30, 2019	$0.26	18,066,662	$754

The following is a summary of the changes in warrants from January 1, 2018 to September 30, 2018:

	Weighted average exercise price	Number of warrants	Share-based reserve
Balance at January 1, 2018	$0.24	38,654,654	$3,364
Exercise of warrants	0.22	(13,114,336)	(1,816)
Expiry of warrants	0.26	(82,695)	-
Balance at September 30, 2018	$0.25	25,457,623	$1,548

As at September 30, 2019, the Company had outstanding warrants as follows:

Grant date	Expiry date	Number of warrants	Weighted average exercise price
October 8, 2015 - October 28, 2015	October 8, 2020 - October 28, 2020	2,976,610	$0.31
May 13, 2016 - May 27, 2016	May 13, 2021 - May 27, 2021	15,090,052	0.25
		18,066,662	$0.26

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

16.	Share-based payments (continued)

(b)	Stock options

(i)	Stock option plans

The Company had adopted an amended and restated stock option plan dated May 26, 2015 (the "2015 Stock Option Plan") which was approved by shareholders of the Company at the annual and general meeting of shareholders held on June 28, 2017. The 2015 Stock Option Plan allowed the Board to award options to purchase shares to certain directors, officers, key employees and service providers of the Company. The 2015 Stock Option Plan was amended by the Board in August 2019 to provide for certain provisions relevant to the treatment of options that have been issued to participants resident in Israel, in order to reflect the requirements of certain Israeli tax laws. No further awards will be granted under the 2015 Stock Option Plan; however, shares may be purchased via option exercise by the holders of any outstanding stock options previously issued under the 2015 Stock Option Plan.

On June 28, 2018, the shareholders of the Company approved a new stock option plan (the "2018 Stock Option Plan") which superseded the 2015 Stock Option Plan. The 2018 Stock Option Plan was amended by the Board in May 2019 to provide for certain provisions relevant to the treatment of options that may be issued from time to time to participants resident in Israel, in order to reflect the requirements of certain Israeli tax laws.

Participants under the 2018 Option Plan are eligible to be granted options to purchase shares at an exercise price established upon approval by the Board. When options are granted, the exercise price is, with respect to a particular date, the closing price as reported by the TSX on the immediately preceding trading day (the "Fair Market Value"). The 2018 Option Plan does not authorize grants of options with an exercise price below the Fair Market Value.

Vesting conditions for grants of options are determined by the Board. The typical vesting for employee grants is quarterly vesting over four to five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board, provided that the term of an option may not exceed seven years from the date of the grant.

The 2018 Option Plan also provides for the issuance of share appreciation rights ("SARs") in tandem with options. Each SAR entitles the holder to surrender to the Company, unexercised, the right to subscribe for shares pursuant to the related option and to receive from the Company a number of shares, rounded down to the next whole share, with a Fair Market Value on the date of exercise of each such SAR that is equal to the difference between such Fair Market Value and the exercise price under the related option, multiplied by the number of shares that cease to be available under the option as a result of the exercise of the SAR, subject to satisfaction of applicable withholding taxes and other source deductions. Each unexercised SAR terminates when the related option is exercised or the option terminates, including upon a change in control. Upon each exercise of an SAR, in respect of a share covered by an option, such option is cancelled and is of no further force or effect in respect of such share.

(ii)	Summary of changes

The following is a summary of the changes in options from January 1, 2019 to September 30, 2019:

	Weighted average exercise price	Number of options	Share-based reserve
Balance at January 1, 2019	$2.99	12,902,995	$6,241
Issuance of options	20.08	1,534,162	-
Exercise of options and SARs	3.72	(254,199)	(451)
Cancellation of options	-	(5,083)	-
Vesting of issued options	-	-	5,018
Balance at September 30, 2019	$4.83	14,177,875	$10,808

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

16.	Share-based payments (continued)

(b)	Stock options (continued)

The following is a summary of the changes in options from January 1, 2018 to September 30, 2018:

	Weighted average exercise price	Number of options	Share-based reserve
Balance at January 1, 2018	$2.05	11,603,750	$2,289
Issuance of options	7.98	1,830,000	-
Exercise of options and SARs	1.38	(572,383)	(254)
Cancellation of options	2.92	(12,792)	-
Vesting of issued options	-	-	2,947
Balance at September 30, 2018	$2.92	12,848,575	$4,982

The weighted average share price at the dates the options were exercised during the nine months ended September 30, 2019 was $24.42 per share (2018 - $9.17 per share).

As at September 30, 2019, the Company had outstanding and exercisable options as follows:

				Weighted average
Grant date	Vesting terms	Expiry date	Number of options	Exercise price	Remaining contractual life (in years)
August 5, 2016	Evenly over 48 months	August 5, 2021	1,058,334	$0.50	1.85
October 6, 2016	Evenly over 48 months	October 6, 2021	3,267,541	1.23	2.02
November 21, 2016	Evenly over 48 months	November 21, 2021	182,000	1.84	2.15
April 12, 2017	Evenly over 48 months	April 12, 2022	3,255,134	3.14	2.53
August 23, 2017	Evenly over 48 months	August 23, 2022	2,856,537	2.42	2.90
November 9, 2017	Evenly over 48 months	November 9, 2022	200,000	3.32	3.11
January 30, 2018	Evenly over 48 months	January 30, 2023	109,375	8.40	3.34
January 31, 2018	Evenly over 48 months	January 31, 2023	267,917	9.00	3.34
May 18, 2018	Evenly over 48 months	May 18, 2023	1,163,750	7.57	3.63
June 28, 2018	Evenly over 20 quarters	June 28, 2024	180,000	8.22	3.75
September 13, 2018	Evenly over 16 quarters	September 13, 2025	25,000	14.70	3.96
October 12, 2018	Evenly over 16 quarters	October 12, 2025	28,125	11.80	4.04
December 14, 2018	Evenly over 20 quarters	December 14, 2025	50,000	15.29	4.21
March 28, 2019	Evenly over 16 quarters	March 28, 2024	51,830	24.75	4.50
May 11, 2019	Evenly over 16 quarters	May 11, 2024	1,263,957	20.65	4.62
August 12, 2019	Evenly over 16 quarters	August 12, 2024	31,115	17.68	4.87
September 5, 2019	Evenly over 16 quarters	September 5, 2024	187,260	15.34	4.94
Outstanding at September 30, 2019			14,177,875	$4.84	$2.81
Exercisable at September 30, 2019			7,442,390	$2.66	$2.47

These options expire at the earlier of 180 days of the death, disability or incapacity of the holder or specified expiry date, and can only be settled in common shares.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

16.	Share-based payments (continued)

(b)	Stock options (continued)

(iii)	Fair value of options issued

The fair value of the options issued during the period was determined using the Black-Scholes option pricing model, using the following inputs:

	Nine Months Ended September 30,
	2019	2018
Share price at grant date (per share)	$15.34 - $24.75	$7.57 - $14.70
Exercise price (per option)	$15.34 - $24.75	$7.57 - $14.70
Risk-free interest rate (i)	1.39% - 1.62%	2.01% - 2.45%
Expected life of options (in years) (ii)	5	5 - 7
Expected annualized volatility (iii)	89%	55%
Expected dividend yield	0%	0%
Weighted average Black-Scholes value at grant date (per option)	$10.60 - $15.91	$3.72 - $8.42

(i)	The risk-free interest rate was based on Bank of Canada government bonds with a term equal to the expected life of the options.

(ii)	The expected life in years represents the period of time that the options granted are expected to be outstanding.

(iii)	Volatility was estimated by taking the average of the historical volatility of the Company and its peer group at the date of issuance.

(c)	Restricted stock units

On September 5, 2019, the Company issued an aggregate of 732,972 restricted stock units ("RSUs") to certain employees in connection with the acquisition of Redwood. Each RSU entitles the holder to receive upon vesting one common share of the Company. The fair value of these RSUs has been determined based on the quoted market price on the date of issuance of $15.34 per share. The RSUs vest over a three-year period following the grant date, and have no performance requirements. For the three and nine-months ended September 30, 2019, the Company recorded $246 (2018 - $nil) in share-based compensation expense related to these RSUs.

The following is a summary of the changes in RSUs from January 1, 2019 to September 30, 2019:

	Number of RSUs	Share-based reserve
Balance at January 1, 2019	-	$-
Issuance of RSUs	732,972	-
Vesting of issued RSUs	-	246
Balance at September 30, 2019	732,972	$246

No RSUs were granted or outstanding during 2018.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

16.	Share-based payments (continued)

(d)	Deferred share units

On August 10, 2019, the Company established a cash-settled deferred share unit ("DSU") plan for its non-executive directors. The DSU plan is designed to promote a greater alignment of long-term interests between non-executive directors and shareholders. The number of DSUs granted (including fractional DSUs) is determined by dividing the amount of renumeration payable by the closing price as reported by the TSX on the trading day immediately preceding the day of grant. DSUs are payable at the time a non-executive director ceases to hold the office of director for any reason whatsoever, and are settled by a lump-sum cash payment, based on the value of the DSU at such time. The value of the cash payout is determined by multiplying the number of DSUs vested at the payout date by the fair value of the Company's shares of the first trading day immediately following the payout date.

The fair value of the payout is determined at each reporting date based on the fair value of the Company's shares at the reporting date and is recorded within other liabilities.

The following is a summary of the changes in DSUs from January 1, 2019 to September 30, 2019:

	Number of DSUs	Financial liability
Balance at January 1, 2019	-	$-
Granting and vesting of DSUs	33,937	600
Gain on revaluation	-	(194)
Balance at September 30, 2019	33,937	$406

No DSUs were granted or outstanding during 2018.

17.	Revenue from contracts with customers

The Company derives revenue from the following major product lines and geographical regions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Canadian
Dry cannabis	$11,441	$2,099	$24,982	$6,815
Cannabis oils	1,193	1,029	4,844	1,920
Other	23	68	157	181
	$12,657	$3,196	$29,983	$8,916
International
Dry cannabis	(215)	520	231	1,139
Cannabis oils	-	44	-	44
Other	897	-	897	-
	682	564	1,128	1,183
Total gross revenue from contracts with customers	$13,339	$3,760	$31,111	$10,099

During the three and nine months ended September 30, 2019 and September 30, 2018, the Company earned gross revenue of $9,498 from 3 major customers (2018 - $1,596 from 3 major customers) and $16,988 from 3 major customers (2018 - $3,985 from 3 major customers), respectively. During the nine months ended September 30, 2019, $372 (2018 - $nil) in expected credit losses were recognized on receivables from contracts with customers in net income (loss). Refer to Note 23(a)(i).

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

18.	Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the following numerators and denominators:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Basic earnings (loss) per share computation
Net income (loss) attributable to common shareholders	$788,368	$(7,210)	$1,467,314	$(7,537)
Weighted average number of common shares outstanding	338,957,949	177,483,122	297,964,058	170,097,232
Basic earnings (loss) per share	$2.33	$(0.04)	$4.92	$(0.04)

Diluted earnings (loss) per share computation
Net income (loss) used in the computation of basic earnings (loss) per share	$788,368	$(7,210)	$1,467,314	$(7,537)
Adjustment for gain on revaluation of derivative liabilities	(591,559)	-	(1,058,939)	-
Net income (loss) used in the computation of diluted income (loss) per share	$196,809	$(7,210)	$408,375	$(7,537)

Weighted average number of common shares outstanding used in the computation of basic earnings (loss) per share	338,957,949	177,483,122	297,964,058	170,097,232
Dilutive effect of warrants	17,792,227	-	20,080,244	-
Dilutive effect of stock options and share appreciation rights	10,435,804	-	11,030,736	-
Dilutive effect of restricted share units	732,972		732,972
Dilutive effect of Altria Warrant	-	-	1,833,853	-
Dilutive effect of Top-up Rights - exercised and exercisable fixed price	1,349,720	-	1,976,828	-
Weighted average number of common shares outstanding used in the computation of diluted earnings (loss) per share	369,268,672	177,483,122	333,618,691	170,097,232

Diluted earnings (loss) per share	$0.53	$(0.04)	$1.22	$(0.04)

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive or because conditions for contingently issuable shares were not satisfied at the end of the reporting periods.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2019	2018	2019	2018
Ginkgo Equity Milestones	20(a)(i)	14,674,904	-	14,674,904	-
Pre-emptive Rights	14(b)	12,006,740	-	12,006,740	-
Top-up Rights - fixed price	14(c)	25,126,670	-	25,126,670	-
Top-up Rights - market price	15(b)	1,255,223	-	1,255,223	-
Altria Warrant	14(a)	76,392,046	-	-	-
Warrants	16(a)	-	25,457,623	-	25,457,623
Stock options and share appreciation rights	16(b)	1,346,902	12,848,575	51,830	12,848,575
Total anti-dilutive securities		130,802,485	38,306,198	53,115,367	38,306,198

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

19.	Related party transactions

The following is a summary of the Company's related party transactions during the period:

(a)	Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Short-term employee benefits, including salaries and fees	$429	$260	$925	$595
Share-based payments	1,362	385	2,575	1,080
	$1,791	$645	$3,500	$1,675

During the nine months ended September 30, 2019, 1,180,160 options (2018 - 150,000 options) were issued to key management. As at September 30, 2019 and December 31, 2018, there were no balances payable to members of key management.

(b)	Director compensation

During the nine months ended September 30, 2019, no options (2018 - 550,000 options) were issued to directors of the Company, excluding a director who was also a member of key management, and share-based payments of $736 (2018 - $894) were recognized. Refer to Note 16(b) and (d).

(c)	Other related party transactions

During the nine months ended September 30, 2019, the Company recorded $3,090 ($2,329 USD) to Altria Pinnacle LLC ("Altria Pinnacle") for various services. In addition, the Company purchased machinery and equipment amounting to $1,451 (4,345 ILS) from Altria Israel Ltd. There were no other related party transactions during the nine months ended September 30, 2018.

During the three and nine months ended September 30, 2019, the Company entered into two separate loan agreements with its joint ventures, Cronos GrowCo and NatuEra. Refer to Note 7 for details.

20.	Commitments and contingencies

(a)	The Company has committed funding to the following research and development ("R&D") projects:

(i)

Ginkgo. On September 4, 2018, the Company announced a research and development partnership with Ginkgo Bioworks Inc. ("Ginkgo") to develop scalable and consistent production of a wide range of cannabinoids, including THC, CBD and a variety of other lesser known and rarer cannabinoids. As part of this partnership, Cronos Group has agreed to issue up to 14,674,904 common shares of the Company (aggregate value of approximately $100,000 USD as of July 17, 2018 assuming all milestones are met) ("Ginkgo Equity Milestones") in tranches and $22,000 USD in cash subject to Ginkgo's achievement of certain milestones ("Ginkgo Research and Development Milestones") and to fund certain R&D expenses, including foundry access fees. On May 9, 2019, the Ginkgo Agreement was amended to expand the scope of services provided by Ginkgo to include support for the Company's commercialization of cultured cannabinoids, including the provision of certain development, scale up, and manufacturing services by Ginkgo to the Company related to deployment and commercialization of developed products.

(ii)

Technion. On October 15, 2018, the Company announced a sponsored research agreement with the Technion Research and Development Foundation of the Technion – Israel Institute of Technology ("Technion"). Research will be focused on the use of cannabinoids and their role in regulating skin health and skin disorders. The Company has committed to $1,784 USD of research funding over a period of three years. As at September 30, 2019, the Company paid a total of $598 USD in research funding. An additional $4,900 USD of cash payments will be paid to Technion upon the achievement of certain milestones.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

20.	Commitments and contingencies (continued)

(b)

Altria. On February 18, 2019, the Company entered into an agreement with Altria Pinnacle, a wholly-owned subsidiary of Altria, to receive various services from Altria Pinnacle (the "Services Agreement"). Pursuant to the Services Agreement the Company will pay a monthly fee equal to the product of one hundred and five percent (105%) and the sum of: (i) all costs directly associated with the services incurred during the monthly period, and (ii) a reasonable and appropriate allocation of indirect costs incurred during the monthly period. The Company will also pay all third-party direct charges incurred during the monthly period in connection with the services, including any reasonable and documented costs, fees and expenses associated with obtaining any consent, license or permit. The Services Agreement will remain in effect until terminated by either party.

(c)	The following contingencies are related to Peace Naturals:

(i)

MedCann Access Acquisition Claim. On July 31, 2015, 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (collectively, the "Plaintiffs") commenced a claim against Peace Naturals and a number of other parties, for $15,000 in damages allegedly resulting from the termination of a share purchase transaction for the acquisition of the Plaintiffs' company, MedCann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized. On February 21, 2018, the parties began the discovery phase of the proceedings, which is ongoing.

(ii)

Warrants Claim. Jeffrey Gobuty, brother to Mark Gobuty, former CEO of Peace Naturals, brought a claim against Peace Naturals for $300 and for options to purchase shares with a value equivalent to $125 at pre-initial public offering ("IPO") levels that were purportedly issued by Mark Gobuty, the former CEO of Peace Naturals. This matter remains in the early stages of litigation and has not yet advanced to the discovery phase. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(iii)

Former Employees' Unlawful Termination Claims. Peace Naturals and Cronos Group were served with claims by Jennifer Caldwell, a former employee, for damages of $580 and 30,000 options of the Company, in connection with claims of alleged wrongful termination. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(d)	The Company has committed to the following supply agreements:

(i)

In May 2019, the Company announced a take or pay supply agreement with MediPharm Labs Inc. ("MediPharm") for cannabis concentrate. MediPharm will supply the Company with approximately $30,000 of cannabis concentrate over 18 months, and, subject to certain renewal and purchase options, potentially up to $60,000 over 24 months. In addition, the Company announced a tolling agreement with MediPharm, where the Company may supply bulk quantities of dried cannabis to MediPharm for processing on a fee for service basis into bulk resin or other cannabis oil derivative products.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

21.	Income taxes

The Company's combined Canadian federal and provincial statutory income tax rate is 26.50% for the periods ended September 30, 2019 and 2018. The Company's combined U.S. federal and state statutory income tax rate is 29.84% for the period ended September 30, 2019 (not applicable in 2018). The rate is expected to apply for the full year and is applied to the pre-tax income for the three and nine month periods.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The changes in the net deferred tax liability are provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Balance - beginning of period	$4,036	$268	$1,850	$1,416
Expense (recovery) recognized in net income (loss)	(3,959)	2,352	(1,737)	1,197
Expense (recovery) recognized in other comprehensive income (loss)	-	36	(36)	43
Balance - end of period	$77	$2,656	$77	$2,656

22.	Supplemental cash flow information

(a)	The net changes in non-cash working capital items are as follow:

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2019	2018	2019	2018
Interest receivable		$1,922	$-	$(3,829)	$-
Accounts receivable		(695)	(434)	(8,492)	(2,138)
Sales taxes receivable		3,312	(3,001)	(1,205)	(6,839)
Prepaid expenses and other assets		(4,663)	(6,134)	(7,866)	(9,456)
Current portion of loans receivable		(6,083)	-	(6,083)	-
Biological assets (i)	4	(1,297)	2,924	17,312	9,544
Inventory (ii)	4	(25,779)	(4,204)	(62,930)	(12,872)
Accounts payable and other liabilities		27,169	733	42,544	(5,017)
Holdbacks payable		(2,274)	-	(7,887)	-
Government remittances payable		108	739	(385)	739
Add back: net working capital assumed on acquisition	8	1,284	-	1,284	-
Net changes in non-cash working capital		$(6,996)	$(9,377)	$(37,537)	$(26,039)

(i)	The reconciliation of the cash flows from biological assets are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Balance - beginning of period	$10,032	$6,899	$9,074	$3,722
Balance - end of period	2,101	5,632	2,101	5,632
Changes during the period	$7,931	$1,267	$6,973	$(1,910)
Non-cash changes:
Unrealized change in fair value of biological assets	(10,015)	1,533	7,562	11,108
Capitalization of depreciation expense	1,898	242	4,284	614
Depreciation relieved on inventory sold	(1,111)	(118)	(1,507)	(268)
Net change in non-cash working capital	$(1,297)	$2,924	$17,312	$9,544

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

22.	Supplemental cash flow information (continued)

(ii)	The reconciliation of the cash flows from inventory are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Balance - beginning of period	$41,667	$12,334	$11,584	$8,416
Balance - end of period	52,865	15,073	52,865	15,073
Changes during the period	$(11,198)	$(2,739)	$(41,281)	$(6,657)
Non-cash changes:
Realized fair value adjustments on inventory sold	(14,617)	(1,511)	(21,896)	(6,330)
Capitalization of depreciation expense	491	73	904	208
Depreciation relieved on inventory sold	(455)	(27)	(657)	(93)
Net change in non-cash working capital	$(25,779)	$(4,204)	$(62,930)	$(12,872)

(b)	The reconciliation of the cash flows from derivative liabilities, refer to Note 14, are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Balance - beginning of period	$1,399,594	$-	$-	$-
Cash flows from financing activities:
Altria Warrant	-	-	1,458,366	-
Pre-emptive Rights	-	-	124,176	-
Top-up Rights	-	-	518,116	-
Non-cash changes:
Gain on revaluation of derivative liabilities	(835,079)	-	(1,535,405)	-
Exercise of Top-up Rights	(19,001)	-	(19,739)	-
Balance - end of period	$545,514	$-	$545,514	$-

23.	Financial instruments

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its operating activities, primarily accounts receivable, and its investing activities, including cash and cash equivalents, short-term investments, and related interest receivable held with banks and financial institutions, advances to joint ventures, and loans receivable. The Company's maximum exposure to this risk is equal to the carrying amount of these financial assets.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

23.	Financial instruments (continued)

(a)	Credit risk (continued)

(i)	Accounts receivable

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on the days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments for a period of greater than 120 days past due. As at September 30, 2019, the Company recognized an approximate expected credit loss allowance of $371 (December 31, 2018 - $50).

Provided below is the information about the credit risk exposure on the Company's accounts receivable using a provision matrix of expected credit loss rates against an analysis of the age of accounts receivable:

	Expected credit loss rates	As at September 30, 2019	As at December 31, 2018
Less than 30 days past billing date	0% to 3%	$12,206	$3,980
31 to 60 days past billing date	0% to 5%	128	136
61 to 90 days past billing date	0% to 8%	82	-
91 to 120 days past billing date	0% to 12%	220	19
Over 120 days past billing date	0% to 18%	19	28
		$12,655	$4,163

The Company has assessed that there is a concentration of credit risk; 71% of the Company's accounts receivable were due from 2 customers as at September 30, 2019 (December 31, 2018 - 88% due from 5 customers).

(ii)	Cash and cash equivalents, short-term investments, and interest receivable

The Company held cash and cash equivalents amounting to $1,475,459 at September 30, 2019 (December 31, 2018 - $32,634). The short-term investments and related interest receivable of $520,893 (December 31, 2018 - $nil) represents short-term investments with a maturity of less than a year and accrued interest as at September 30, 2019. The cash and cash equivalents and short-term investments are held with central banks and financial institution counterparties that are highly rated. As such, the Company has assessed an insignificant loss allowance on these financial instruments.

(iii)	Advances to joint ventures

The Company has assessed that there has been no significant increase in credit risk of these advances from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 month expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on these advances as at September 30, 2019 and December 31, 2018.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

23.	Financial instruments (continued)

(a)	Credit risk (continued)

(iv)	Loans receivable

Credit risk associated with the loans receivable arises from the possibility that the counterparty may experience financial difficulty and be unable to make the contractual payments. The Company has assessed that there has been no significant increase in credit risk of these advances from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 month expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on these loans receivable as at September 30, 2019 and December 31, 2018.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, and arises principally from the Company's accounts payable and other liabilities, holdbacks payable, government remittances payable, construction loan payable, derivative liabilities, lease obligations, and due to non-controlling interests. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is primarily provided in the form of capital raised through the issuance of shares and share-based instruments.

The following represents an analysis of the age of accounts payable:

	As at September 30, 2019	As at December 31, 2018
Less than 30 days past billing date	$10,727	$1,201
31 to 60 days past billing date	6,294	365
61 to 90 days past billing date	1,094	29
Over 90 days past billing date	2,641	-
	$20,756	$1,595

As at September 30, 2019, 57% of the Company's payables were due to 1 vendor (December 31, 2018 - 35% due to 1 vendor).

(c)	Market risk

(i)	Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments, such that, unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, the revaluation of securities classified as fair value through other comprehensive income, could result in significant write-downs of the Company's investments, which would have an adverse impact on the Company's financial position.

The Company previously managed price risk by having a portfolio of securities from multiple issuers, such that the Company was not singularly exposed to any one issuer. During the nine months ended September 30, 2019, the Company substantially divested from its investments subject to price risk. Refer to Note 6.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

23.	Financial instruments (continued)

(d)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to this risk on advances to joint ventures denominated in AUD and USD, refer to Note 5(a), as well as loan receivable denominated in USD, refer to Note 7. The Company is further exposed to this risk through subsidiaries operating in Israel, refer to Note 2(d). The Company does not currently use foreign exchange contracts to hedge its exposure to currency risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavourable fluctuations in currency exchange rates.

The following table provides a summary of financial instruments and other monetary instruments denominated in foreign currency (in thousands):

	Currency	As at September 30, 2019		As at December 31, 2018
Advances to joint venture	AUD		$1,514		$1,029
Advances to joint venture	USD		$386		$-
Loan receivable	USD		$8,056		$-
Cash and cash equivalents	USD		$21,231		$-
Accounts receivable	USD		$985		$-
Accounts payable and other liabilities	USD		$10,797		$-
Lease obligations (including current portion)	USD		$6,174		$-
Cash and cash equivalents	ILS	₪	27,103	₪	840
Sales taxes receivable	ILS	₪	2,792	₪	2,066
Accounts payable and other liabilities	ILS	₪	8,381	₪	1,083
Due to non-controlling interests	ILS	₪	6,248	₪	5,878
Lease obligations (including current portion)	ILS	₪	6,476	₪	-

A 10% strengthening of the Canadian dollar against the foreign currencies listed above would increase net income by $836 and decrease other comprehensive loss by $835 (December 31, 2018 - increase net loss by $90 and decrease other comprehensive income by $326). A 10% weakening of the Canadian dollar against the foreign currencies listed above would result in an equal, but opposite effect.

(e)	Interest rate risk

The Company's exposure to interest rate risk only relates to any investments of surplus cash. The Company invests surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at September 30, 2019, the Company had cash and cash equivalents, short-term investments, and related interest receivable amounting to $1,996,352 (December 31, 2018 - $32,634).

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

24.	Fair value hierarchy

Assets recorded at fair value on the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. In these unaudited condensed interim consolidated financial statements other investments (Canopy) and DSUs are included in this category.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, there are no financial instruments included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. In these unaudited condensed interim consolidated financial statements, other investments (Evergreen), biological assets, and derivative liabilities are included in this category.

The Company's policy for determining when transfers between levels of the fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. For the nine months ended September 30, 2019 and 2018, there were no transfers between levels.

For all financial instruments classified as amortized cost, the carrying value approximated fair value at the reporting dates.

25.	Capital management

The Company's objectives when managing its capital are to maintain a sufficient capital base to: (i) meet its short-term obligations, (ii) sustain future operations and expansions, (iii) ensure its ability to continue as a going concern, and (iv) retain stakeholder confidence. The Company defines capital as its net assets, total assets less total liabilities. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, options, or warrants, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable. There have been no changes to the Company's capital management approach in the period.

As at September 30, 2019, the Company managed net assets of $2,148,175 (December 31, 2018 - $211,640).

26.	Upcoming change in reporting framework

Effective December 31, 2019, the Company will become a domestic issuer under the rules of the U.S. Securities and Exchange Commission, and will no longer qualify as a "foreign private issuer" under those rules. As a result, the Company will have to prepare the December 31, 2019 audited annual financial statements in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), with such change being applied retrospectively. The extent of the impact from this change in accounting framework has not yet been quantified, but the Company anticipates that the results for the year ended December 31, 2019 will include two reportable segments: the U.S. and Rest of World. We also intend to report the results, including restated comparative financial information, in USD.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and September 30, 2018

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

27.	Subsequent events

(a)

On October 25, 2019, Cronos Australia issued 40 million new shares in an initial public offering at an offering price of AUD $0.50 per share (the "Cronos Australia IPO"). Cronos Australia began trading on the Australian Securities Exchange in early November 2019.

Established in February 2018, Cronos Australia was a 50/50 joint venture between Cronos Group and NewSouthern Capital Pty Ltd., and is led by Rodney Cocks and Peter Righetti. The launch marked a significant milestone in Cronos Group's commitment to advancing cannabis research and producing and distributing products and brands at a global scale. Upon completion of the Cronos Australia IPO, Cronos Group holds approximately 31 percent of the issued capital of Cronos Australia.

(b)

Subsequent to the third quarter of 2019, the Company has commenced certain initiatives to better align its evolving business and its four strategic pillars. Certain facilities at the Peace Naturals Campus are intended to be repurposed from cultivation activities to provide for the following activities: additional R&D activities focused on new technologies for value-added product manufacturing; production and manufacturing of derivative products; and increased vault and warehousing capabilities.

The Company is currently assessing the impact of these anticipated changes and planned improvements to the Peace Naturals Campus, which is expected to result in the Company recording a pre-tax one-time charge for certain fixed assets, biological assets, and other operating costs. The Company, at this time, estimates the pre-tax one-time charge to be no more than $15,000, the majority of which is expected to be recorded in the fourth quarter of 2019.